As filed with the Securities and Exchange Commission on July 13, 2005.

Registration No. 333-109511

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to Form S-1
on

FORM S-3/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APOLLO GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Yukon Territory, Canada	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

R. David Russell
President and Chief Executive Officer
5655 South Yosemite Street, Suite 200	5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111	Greenwood Village, Colorado 80111
(720) 886-9656	(720) 886-9656
(Address, including zip code, and telephone number,	(Name, address, including zip code, and
including area code, of principal executive offices)	telephone number, including area code, of agent for service)

With a Copy to:
Deborah J. Friedman
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and Apollo Gold Corporation is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 13, 2005

PROSPECTUS

APOLLO GOLD CORPORATION

7,311,975
COMMON SHARES

     We have prepared this prospectus to allow the selling shareholders or their pledgees, donees, transferees or other successors in interest, to sell up to 7,311,975 of our common shares which they have acquired in a private placement in the United States (the “Placement”). We will not receive any proceeds from the sale of these shares by the selling shareholders.

     Our common shares are traded on the American Stock Exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “APG.” On July 12, 2005, the closing price for our common shares on the American Stock Exchange was $0.30 per share and the closing price on the Toronto Stock Exchange was $cdn 0.37 per share.

     References in this prospectus to “$” are to United States dollars. Canadian dollars are indicated by the symbol “cdn$”.

     The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 6 of this prospectus in determining whether to purchase our securities.

     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 2005.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

     You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the dates of the documents incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and periodic reports, proxy statements and other information with the United States Securities and Exchange Commission (the “SEC”). The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the securities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 16, 2005;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 11, 2005;

3.	Our Current Reports on Form 8-K filed with the SEC on May 11, 2005; May, 19, 2005; and June 1, 2005; and

4.	The description of our capital stock set forth in our Registration Statement on Form 10, filed June 23, 2003.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to either the Chief Financial Officer or the General Counsel, Apollo Gold Corporation, 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, telephone (720) 886-9656.

     The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “anticipates,” “expects,” “intends,” “forecasts,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. These statements include comments regarding: the establishment and estimates of mineral reserves and resources, production, production commencement dates, production costs, cash operating costs, total cash costs, grade, processing capacity, potential mine life, feasibility studies, development costs, expenditures and exploration.

     Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus:

•	the establishment and estimates of mineral reserves and resources;

•	production;

•	production commencement dates;

•	production costs;

•	cash operating costs;

•	total cash costs;

•	grade;

•	processing capacity;

•	potential mine life;

•	feasibility studies;

•	development costs;

•	expenditures;

•	exploration;

•	permits;

•	expansion plans;

•	closure costs;

•	development drilling and its potential results;

•	surveys of claims;

•	recovery rates;

•	geological prospects;

•	impact of governmental laws;

•	nonpayment of dividends and use of earnings from operations;

•	delivery of metals;

•	cash flows;

•	future financing;

•	our ability to fund our capital requirements;

•	factors impacting our results of operations; and

•	the impact of adoption of new accounting standards.

     Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery or production problems;

•	changes in mining and milling costs;

•	pit slides at our mining properties;

•	metallurgy, processing, access, availability of materials, equipment, supplies and water;

•	determination of reserves;

•	changes in project parameters;
•	costs and timing of development of new reserves;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals;

•	accidents and labor disputes;

•	environmental costs and risks;

•	competitive factors, including competition for property acquisitions;

•	availability of external financing at reasonable rates or at all; and

•	the factors discussed in this prospectus under the heading “Risk Factors.”

     Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us. We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference into this prospectus. We undertake no obligation to update forward-looking statements.

OUR BUSINESS

     The earliest predecessor to Apollo Gold Corporation was incorporated under the laws of the Province of Ontario in 1936. In May 2003, it reincorporated under the laws of the Yukon Territory. Apollo Gold Corporation maintains its registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252. Apollo Gold Corporation maintains its principal executive office at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, and the telephone number at that office is (720) 886-9656. Our internet address is http://www.apollogold.com. Information contained on our website is not a part of this prospectus.

     We are principally engaged in the exploration, development and mining of gold. We have focused our mining efforts to date on two principal properties: our Montana Tunnels Mine, a low grade open pit gold and base metals mine located near Helena, Montana, and our Florida Canyon Mine, a low grade open pit heap leach gold mine located southwest of Winnemucca, Nevada. Five miles south of the Florida Canyon Mine, we have developed an open pit at the Standard Mine, which is operated in conjunction with our Florida Canyon Mine. During 2003, we acquired and incorporated into the Standard Mine property additional land positions in Buffalo Canyon. We are continuing to drill our Black Fox development property located in Ontario, Canada. Our exploration properties include our Pirate Gold, Nugget Field and Diamond Hill properties, our recently acquired Buffalo Canyon property near the Standard Mine, claims staked and land acquired at the Willow Creek property located near the Florida Canyon Mine, and our Huizopa joint venture property in the State of Sonora, Mexico.

RECENT FINANCING DEVELOPMENTS

Liquidity

     We do not currently have sufficient funds to complete all of our planned exploration activities at Black Fox and Huizopa or to develop a mine at Black Fox. The development of Black Fox, and exploration of Huizopa and our other properties will require significant capital expenditures. Sources of external financing may include bank and nonbank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

RISK FACTORS

     An investment in the securities involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

We have identified a material weakness in our internal controls over financial reporting.

     Section 404 of the Sarbanes-Oxley Act of 2002 requires management to make an assessment of the design and operating effectiveness of our internal controls and our auditors to audit the design and operating effectiveness of our internal controls as well as forming an opinion on management’s assessment. We have identified material weaknesses for the year ended December 31, 2004 in two areas. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. First, we have deficient inventory control and management processes and lack of segregation of procurement and accounting duties at our Florida Canyon Mine, primarily due to a lack of sufficient personnel at the Florida Canyon Mine. Second, we lack appropriate review of non-routine or complex accounting matters, relating accounting entries, and appropriate documentation, disclosure and application of Canadian and U.S. GAAP, primarily due to a lack of sufficient personnel with a level of technical accounting expertise commensurate with our reporting requirements.

     We have hired additional personnel and have implemented new controls in the second quarter of 2005 at Florida Canyon Mine. In addition, we have developed policies and procedures for the review, identification, and documentation of non-routine, complex transactions and the application of accounting standards to ensure compliance with Canadian and U.S. GAAP. However, we have not yet completed the testing and assessment of the operating effectiveness of these mitigating steps, surrounding the financial reporting process, and testing may reveal similar or additional weaknesses in the design and effectiveness related to the financial reporting process. Since the testing and assessment process have not been completed for these material weaknesses, management has concluded that Apollo’s controls are ineffective. Further, our independent registered chartered accountants have issued an adverse opinion on our internal controls as of December 31, 2004. Because opinions on internal controls have not been issued in the past, it is uncertain what impact an adverse opinion would have on our company or our stock price. Furthermore, any failure to comply with public company reporting requirements could subject us to legal and administrative actions.

The market price of our common shares could experience volatility and could decline significantly.

     Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

If we complete additional equity financings, then our existing shareholders may experience dilution.

     Any additional equity financing that we obtain would involve the sale of our common shares and/or sales of securities that are convertible or exercisable into our common shares, such as share purchase warrants or convertible notes. There is no assurance that we will be able to complete equity financings that are not dilutive to our existing shareholders

The existence of outstanding rights to purchase common shares may impair our ability to raise capital.

     As of July 12, 2005, approximately 31 million of our common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from $0.39 to $2.34. During the term of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

     In addition, there are approximately 11.7 million common shares issuable upon the conversion of the outstanding principal amount of $8,756,000 of our Series B Convertible Debentures at the option of the holder at a conversion price of $0.75 per share.

There may be certain tax risks associated with investments in our company.

     Potential investors that are United States taxpayers should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we will not become a PFIC in the future. If we were deemed to be a PFIC, then a United States taxpayer who disposes or is deemed to dispose of our shares at a gain, or who received a so-called “excess distribution” on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution. Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules for holders of ordinary shares (so-called “QEF” elections and “mark-to-market” elections), but these elections may accelerate the recognition of income and they result in the recognition of ordinary income.

     Special estate tax rules could be applicable to our shares if we are classified as a PFIC for income tax purposes.

We have a history of losses and we expect to incur losses in the future.

     Since our inception through a merger in June 2002, we have incurred significant losses. Our net losses were $18,189,000, $2,186,000 and $3,051,000 for the years ended December 31, 2004, 2003 and 2002, respectively. There can be no assurance that we will achieve or sustain profitability in the future.

We have a limited operating history on which to evaluate our potential for future success.

     We were formed as a result of a merger in June 2002 and have only a limited operating history upon which you can evaluate our business and prospects. During this period, we have not generated sufficient revenues to cover our expenses and costs. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

We are dependent on certain key personnel.

     We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; Richard F. Nanna, our Senior Vice President-Exploration; and Melvyn Williams, our Chief Financial Officer, Senior Vice President-Finance and Corporate Development. We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of such officers. We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

Our earnings may be affected by metals price volatility, specifically the volatility of gold and zinc prices.

     We derive all of our revenues from the sale of gold, silver, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Changes in the price of gold significantly affect our profitability. Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities.

     Gold prices are also affected by macroeconomic factors, including:

•	confidence in the global monetary system; · expectations of the future rate of inflation (if any);

•	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;

•	interest rates; and

•	global or regional political or economic events, including but not limited to acts of terrorism.

     The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

     The market prices for silver, zinc and lead are also volatile and are affected by numerous factors beyond our control, including global or regional consumptive patterns, speculative activities, and general global political and economic conditions. Our Montana Tunnels Mine has historically produced approximately 45 million pounds of these metals annually, and therefore the market prices of these metals have a significant effect on our financial condition and results of operations.

     All of the above factors are beyond our control and are impossible for us to predict. If the market prices for gold, silver, zinc or lead fall below our costs to produce them for a sustained period of time, we will experience additional losses and we could also be required by our reduced revenue to discontinue exploration, development and/or mining at one or more of our properties.

Our reserve estimates are potentially inaccurate.

     We estimate our reserves on our properties as either “proven reserves” or “probable reserves.” Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.

     Our reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates. Our reserve estimates for the Standard Mine property, that has not yet commenced commercial production, may change based on actual production experience.

     Reserve estimates are calculated using assumptions regarding metals prices. These prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit. Any material reduction in our reserves may lead to increased net losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

We may not achieve our production estimates.

     We prepare estimates of future production for our operations. We develop our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, our actual production from time to time has been lower than our production estimates and this may be the case in the future.

     Each of these factors also applies to future development properties not yet in production and to the Standard Mine and Montana Tunnels Mine expansion. In these cases, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

Our future profitability depends in part, on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

     From time to time we will engage in the development of new ore bodies. Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions about the development of Black Fox and other future projects may be based on feasibility studies.

     Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

     Development projects have no operating history upon which to base estimates of future cash flow. Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors.

     It is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that our operations at the Standard Mine or any other development property will be profitable.

Exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

     Mineral exploration, particularly for gold and silver, is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive. There can be no assurance that our mineral exploration efforts will be successful. If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

We are dependent upon three mining properties.

     All of our revenues are currently derived from our mining and milling operations at the Montana Tunnels Mine, Florida Canyon Mine and the newly developed Standard Mine, which are low-grade mines. During 2004 we experienced problems related to the milling of low-grade ore at the Montana Tunnels Mine and problems associated with the leaching of gold at our Florida Canyon Mine, both of which negatively affected our revenues. Our Standard Mine is in the pre-production stage and commercial production is expected in the second quarter of 2005. If operations at any of these mines or at any of our processing facilities are reduced, interrupted or curtailed for any reason, our results of operations and financial condition could be materially adversely affected.

We do not currently have and may not be able to raise the funds necessary to explore and develop our Black Fox and Huizopa properties and our other properties.

     We do not currently have sufficient funds to complete all of our planned exploration activities at Black Fox and Huizopa or to develop a mine at Black Fox. The development of Black Fox, and exploration of Huizopa and our other properties will require significant capital expenditures. Sources of external financing may include bank and nonbank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Most of our assets are pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures and we may not be able to obtain financing from an asset based lender.

     The majority of our assets are pledged to the holders of our 12% Series 2004-B Secured Convertible Debentures as security for our obligations under these debentures. Because we have pledged most of our assets to other parties, it may be difficult for us to raise additional external funds through bank, asset based lenders, or other types of lenders, which may require us to raise additional funds through future debt and equity offerings. In addition, the inability to pledge significant assets may make it difficult or impossible to obtain financing on acceptable terms, or at all. The failure to obtain acceptable financing may have a material adverse effect on our growth strategy and our results of operations and financial condition.

Possible hedging activities could expose us to losses.

     In the future, we may enter into additional precious and/or base metals hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments. There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production. This limitation would limit our revenues and profits. Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

We face substantial governmental regulation.

     Safety. Our U.S. mining operations are subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977. The Occupational Safety and Health Administration (“OSHA”) also has jurisdiction over safety and health standards not covered by MSHA. Our policy is to comply with applicable directives and regulations of MSHA and OSHA. We have made and expect to make in the future, significant expenditures to comply with these laws and regulations.

     Current Environmental Laws and Regulations. We must comply with environmental standards, laws and regulations that may result in increased costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority. The costs and delays associated with compliance with such laws and regulations could stop us from proceeding with the exploration of a project or the operation or future exploration of a mine. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations.

     Some of our properties are located in historic mining districts with past production and abandoned mines. The major historical mine workings and processing facilities owned (wholly or partially) by us in Montana are being targeted by the Montana Department of Environmental Quality (“MDEQ”) for publicly funded cleanup, which reduces our exposure to financial liability. We are participating with the MDEQ under Voluntary Cleanup Plans on those sites. Our cleanup responsibilities have been completed at the Corbin Flats Facility and at the Gregory Mine site, both located in Jefferson County, Montana, under programs involving cooperative efforts with the MDEQ. MDEQ is also contemplating remediation of the Washington Mine site at public expense under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). In February 2004, we consented to MDEQ’s entry onto the portion of the Washington Mine site owned by us to undertake publicly funded remediation under SMCRA. In March 2004, we entered into a definitive written settlement agreement with MDEQ and the Bureau of Land Management (“BLM”) under which MDEQ will conduct publicly funded remediation of the Wickes Smelter site under SMCRA and will grant us a site release in exchange for our donation of the portion of the site owned by us to BLM for use as a waste repository. However, there can be no assurance that we will continue to resolve disputed liability for historical mine and ore processing facility waste sites on such favorable terms in the future. We remain exposed to liability, or assertions of liability, that would require expenditure of legal defense costs, under joint and several liability statutes for cleanups of historical wastes that have not yet been completed.

     Environmental laws and regulations may also have an indirect impact on us, such as increased costs for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990. Charges by refiners to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards. We have no control over the refiners’ operations or their compliance with environmental laws and regulations.

     Potential Legislation. Changes to the current laws and regulations governing the operations and activities of mining companies, including changes to the U.S. General Mining Law of 1872, and permitting, environmental, title, health and safety, labor and tax laws, are actively considered from time to time. We cannot predict which changes may be considered or adopted and changes in these laws and regulations could have a material adverse impact on our business. Expenses associated with the compliance with new laws or regulations could be material. Further, increased expenses could prevent or delay exploration or mine development projects and could therefore affect future levels of mineral production.

We are subject to environmental risks.

     Environmental Liability. We are subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

     Environmental Permits. All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada, Mexico and the U.S. Many of the regulations require us to obtain permits for our activities. We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities. The posting of bonding in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

We face strong competition from other mining companies for the acquisition of new properties.

     Mines have limited lives and as a result, we may seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

The titles to some of our properties may be uncertain or defective.

     Certain of our United States mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

     In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from unpatented mining claims located on federal lands or impose fees on production from patented mining claims. If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands or patented claims.

     While we have no reason to believe that the existence and extent of any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

     We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, or purchase price installments, exploration expenditures, or other fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. In addition, some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

     Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures.

     Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability. For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

     We are a Yukon Territory, Canada, corporation. Substantially all of our assets are located outside of Canada and our head office is located in the United States. Additionally, a number of our directors and the experts that may be named in this prospectus are residents of Canada. Although we have appointed Lackowicz, Shier & Hoffman as our agents for service of process in the Yukon Territory, it might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts named in this prospectus, in United States courts would be limited to the assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

If we cannot successfully operate our production properties or raise additional funds to finance our Black Fox Property we may not be able to continue as a going concern.

     The Company’s ability to continue as a going concern is dependent on its ability to successfully operate the Montana Tunnels Mine and Florida Canyon Mine, as well as the new Standard Mine. The Company will not have sufficient resources from existing operations to finance the development of the Black Fox project. The Company is actively seeking financing for the Black Fox exploration activities and plans in the future to seek financing for development; however, the availability and timing of this financing is not certain at this time.

USE OF PROCEEDS

     All of the common shares covered by this prospectus are being sold by the selling shareholders identified in this prospectus, or by its respective pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of these common shares. See “Selling Shareholder.”

DESCRIPTION OF COMMON SHARES

     We are authorized to issue an unlimited number of common shares, without par value. As of July 12, 2005, there were 106,556,451 common shares outstanding.

Dividend Rights

     Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our company’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting and Other Rights

     Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Election of Directors

     All of the directors serve from the date of election or appointment until the earlier of the next annual meeting of the company’s shareholders or the date on which their successors are elected or appointed in accordance with the provisions of our By-laws and Articles of Arrangement. Directors are elected by a majority of votes cast.

Liquidation

     In the event of any liquidation, dissolution or winding up of Apollo Gold, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

     Apollo Gold common shares are not redeemable or convertible.

Other Provisions

     All outstanding common shares are, and the common shares offered by this prospectus or obtainable on exercise or conversion of other securities offered hereby, if issued in the manner described in this prospectus and the applicable prospectus supplement, will be, fully paid and non-assessable.

     You should read the prospectus supplement relating to any offering of common shares, or of securities convertible, exchangeable or exercisable for common shares, for the terms of the offering, including the number of common shares offered, any initial offering price and market prices relating to the common shares.

     This section is a summary and may not describe every aspect of our common shares that may be important to you. We urge you to read our Articles of Arrangement, as amended, and our By-laws, because they, and not this description, define your rights as a holder of our common shares. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

     CIBC Mellon Trust Company, P. O. Box 7010 Adelaide Postal Station, Toronto, Ontario M5E2W9, Canada, is the transfer agent and registrar for our common shares.

SELLING SHAREHOLDERS

     The selling shareholders identified below, or their pledgees, donees, assignees, transferees or other successors in interest, are selling all of the common shares being offered under this prospectus.

     We have prepared this prospectus to allow the selling shareholders or their pledgees, donees, transferees or other successors in interest, to sell up to 7,311,975 shares of our common shares which they have acquired in the Placement. All of the common shares offered by this prospectus are being offered by the selling shareholders for their own accounts. We will receive no proceeds from the sale of these shares by the selling shareholders.

     2003 PRIVATE PLACEMENT. In September of 2003, in connection with a public offering of 14,988,025 common shares of the Company in Canada and other foreign jurisdictions by a syndicate of agents, we completed a brokered private placement (the “Placement”) in the United States of 7,311,975 common shares. We raised $16,451,944 in the Placement. Each investor in the Placement completed a subscription agreement, a form of which is filed as an exhibit to the Registration Statement of which this prospectus is a part, and represented to us that they were accredited investors purchasing the shares for their own account. Investors participating in the Placement received registration rights with respect to the shares issued, and this prospectus is part of the Registration Statement filed in satisfaction of our obligations.

     The syndicate of agents (the “Agents”) who participated in the public offering in Canada and other foreign jurisdictions also have the sole option (the “Over-Allotment Option”) to purchase up to an additional 3,345,000 common shares of the Company based upon the company’s public offering in Canada and other foreign jurisdictions and the private placement in the United States. The Over-Allotment option were exercisable by the Agents at any time up to October 26, 2003 by delivering written notice to the Company prior to the expiry of the Over-Allotment Option, after which time the Over-Allotment Option became void and of no further force and effect. Any shares purchased pursuant to this Over-Allotment Option are not included in this Registration Statement.

     The Company has paid to the Agents an agency fee comprised of 6% of the total proceeds raised in Canada, the United States and certain other foreign jurisdictions, and non-transferable warrants to purchase common shares of the Company equal to 3% of the total number of common shares sold in these transactions at the offering price (the “Agent Warrants”). The Agents may exercise the Agent Warrants any time before September 26, 2005.

     The following table sets forth information with respect to the common shares beneficially owned by the selling shareholders as of the date of the initial prospectus filed on a Form S-1 with the SEC on October 20, 2003, including shares obtainable under warrants convertible or exercisable within 60 days of such date. The selling shareholders provided us the information included in the table below. To our knowledge, each of the selling shareholders has sole voting and investment power over the common shares listed in the table below. Except as described above, no selling shareholder, to our knowledge, has had a material relationship with us during the last three years, other than as an owner of our common shares or other securities.

	Beneficial Ownership of			Number of
	Common Shares Prior to			Shares to be	Beneficial Ownership of
	the Offering			Sold	Common Shares
	Number		Percent	Under	After the		Offering
	of		of	this	Number of		Percent of
Selling Shareholder	Shares		Class	Prospectus	Shares		Class
American Century Quantitative Equity Funds	2,391,500	(1)	3.35%	650,000	1,741,500	(1)	2.44%
Apogee Gold Fund LLC	30,000		*	30,000	0		0.00%
Garret & Carol Thunen	500,000		*	500,000	0		0.00%
Douglas Thunen	10,000		*	10,000	0		0.00%
Conus Fund-L P	684,200		*	35,000	649,200		*
Conus Fund (QP) L.P.	95,300		*	4,800	90,500		*
The Scudder Gold & Precious Metals Fund	3,125,000		4.40%	400,000	2,725,000		3.83%
Fidelity Select Portfolios:
Gold Portfolio	709,900		*	209,900	500,000		*
Dreyfus Founders Passport Fund	203,550		*	203,550	0		0.00%
Dreyfus Investment Portfolios-Founders Passport Portfolio	26,450		*	26,450	0		0.00%
Franklin Gold and Precious Metals Fund	1,850,000		2.60%	700,000	1,150,000		1.62%
Gabelli Gold Fund, Inc.	1,931,800	(2)	2.71%	150,000	1,781,800	(2)	2.50%
ING Precious Metals Fund	350,000		*	350,000	0		0.00%
LaGrange Capital Partners, L.P.	47,500		*	28,500	19,000		*
Liberty Square Partners, LP	93,975		*	93,975	0		0.00%
John D. & Catherine T. MacArthur Foundation	500,000		*	175,000	325,000		*
Libra Fund LP	3,268,800	(3)	4.60%	260,000	3,008,800	(3)	4.23%
Marathon Resource Partners I, L.P.	60,000		*	60,000	0		0.00%
Mutual Discovery Fund	1,178,800		1.66%	1,178,800	0		0.00%
Mutual Discovery Securities Fund	68,500		*	68,500	0		0.00%
Osiris Investment Partners L.P.	455,900	(4)	*	112,500	343,400	(4)	*
Raffles Associates, L.P.	375,000		*	250,000	125,000		*
Ring Partners L.P.	264,650	(5)	*	65,000	199,650	(5)	*
George R. Ireland	378,450	(6)	*	35,000	278,450	(6)	*
Tocqueville Gold Fund	1,846,250		2.60%	300,000	1,546,250		2.18%
USAA Precious Metals & Minerals Fund	900,000		1.27%	600,000	300,000		*
Lockheed Martin Retirement Trust	600,000		*	300,000	300,000		*
International Investors Gold	1,397,500	(7)	1.96%	460,000	937,500	(7)	1.32%
Cedar Point Associates	55,000		*	55,000	0		0.00%

TOTAL	23,133,375			7,311,975

*	Less than one percent.

(1)	Shares beneficially owned by American Century Quantitative Equity Funds include options and/or warrants to purchase up to 312,500 of our common shares which may be exercised in whole or in part within 60 days of September 22, 2003.

(2)	Shares beneficially owned by Gabelli Gold Fund, Inc. include options and/or warrants to purchase up to 145,500 of our common shares which may be exercised in whole or in part within 60 days of September 22, 2003.

(4)	Shares beneficially owned by Osiris Investment Partners L.P. include options and/or warrants to purchase up to 75,000 of our common shares which may be exercised in whole or in part within 60 days of September 22, 2003.

(5)	Mr. Ireland holds directly 113,800 common shares. Ring Partners L.P. holds 170,900 common shares and options and/or warrants to purchase up to 93,750 of our common shares which may be exercised in whole or in part within 60 days of September 22, 2003. Mr. Ireland is a General Partner of Ring Partners L.P. and may be deemed to share beneficial ownership of the common shares and options and/or warrants beneficially owned by Ring Partners L.P.

(6)	Assuming the sale of the common shares offered hereby, Mr. Ireland will hold directly 78,800 common shares and Ring Partners L.P. will hold 105,900 common shares and options and/or warrants to purchase up to 93,750 of our common shares which may be exercised in whole or in part within 60 days of September 22, 2003. Mr. Ireland is a General Partner of Ring Partners L.P. and may be deemed to share beneficial ownership of the common shares and options and/or warrants beneficially owned by Ring Partners L.P.

(7)	Shares beneficially owned by International Investors Gold include options and/or warrants to purchase up to 187,500 of our common shares which may be exercised in whole or in part within 60 days of September 22, 2003.

     The number of shares set forth in the table represents an estimate of the number of common shares to be offered by the selling shareholders. We have assumed the sale of all of the common shares offered under this prospectus will be sold. However, as the selling shareholders can offer all, some or none of their common shares, no definitive estimate can be given as to the number of shares that the selling shareholders will offer or sell under this prospectus.

PLAN OF DISTRIBUTION

     The common shares covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. All of the common shares covered by this prospectus are being sold by the selling shareholders or its pledgees, donees, assignees, transferees or other successors-in-interest. We will not receive any of the proceeds from the sale of these shares.

     The selling shareholders and their pledgees, assignees, donees, or other successors-in-interest who acquire their shares after the date of this prospectus may sell the common shares directly to purchasers or through broker-dealers or agents.

     The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	through the American Stock Exchange or on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale;

•	through the Toronto Stock Exchange in compliance with Canadian securities laws and rules of the Toronto Stock Exchange through registered brokers;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services, or in the over-the counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

     In connection with sales of the common shares, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling shareholders may also sell short the common shares and deliver the shares to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell the shares.

     The aggregate proceeds to the selling shareholders from the sale of the common shares offered hereby will be the purchase price of the common shares less discounts and commissions, if any, paid to broker-dealers. The selling shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.

     In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling shareholders may sell the common shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. The selling shareholders and any broker-dealers or agents that participate in the sale of the common shares may be determined to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If a selling shareholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

     We are not aware of any plans, arrangements or understandings between the selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholders. The selling shareholders may decide not to sell any or all of the common shares offered by them pursuant to this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any common shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     If required, we will distribute a supplement to this prospectus describing any material changes in the terms of this offering. We have the right to suspend the use of this prospectus for up to 60 days in any twelve month period if we notify the selling shareholders that our board of directors has determined that the sale of our common shares at such time would be detrimental to us and our stockholders or if material non-public information exists that must be disclosed so that this prospectus, as in effect, does not include an untrue statement of a material fact or omit to state a material fact required to make the statements in this prospectus not misleading.

LEGAL MATTERS

     Lackowicz, Shier & Hoffman, Yukon Territory, Canada, has provided its opinion on the validity of the Securities offered by this prospectus.

EXPERTS

     The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche

LLP, independent registered chartered accountants, as stated in their reports, which (1) express an unqualified opinion on the financial statements and include a separate report titled Comments by Auditors on Canada – United States of America Reporting Differences referring to substantial doubt on the Company’s ability to continue as a going concern and changes in accounting principles, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Disclosure Of Commission Position On Indemnification For Securities Act Liability

     The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

     Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

     In addition, we maintain officers’ and directors’ liability insurance with Great American Insurance Company and Navigators Insurance Company. The policies are effective through June 2005.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

APOLLO GOLD CORPORATION

7,311,975
COMMON SHARES

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     We paid the following expenses in connection with the issuance and distribution of the securities being registered. The following table is an itemized statement of these expenses, other than underwriting discounts and commissions:

SEC registration fee	$167
AMEX listing fee	$43,750
Legal fees and expenses	$69,000
Accountant’s fees and expenses.	$32,000
Trustee and Transfer Agent fees	$5,500
Printing and engraving	$0
Miscellaneous	$4,000
Total	$154,417

Item 15. Indemnification of Officers and Directors.

     The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

     Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

     In addition, we maintain officers’ and directors’ liability insurance with Great American Insurance Company and Navigators Insurance Company. The policies are effective through June, 2005.

Item 16. Exhibits.

Exhibit
No.	Description
1.1	Agency Agreement dated as of September 19, 2003, by and among Apollo Gold Corporation, BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Griffiths McBurney & Partners, Orion Securities Inc. and Westwind Partners Inc.(1)
2.1	Merger Agreement dated as of January 31, 2002, by and among Nevoro Gold Corporation, Nevoro Gold USA, Inc. and Apollo Gold Corporation(2)
2.2	International Pursuit Corporation and Nevoro Gold Corporation Arrangement Agreement dated May 13, 2002(2)
2.3	Purchase Agreement dated May 30, 2003 by and between Exall Resources Limited, Glimmer Resources, Inc. and International Pursuit Corporation(2)
2.3(a)	Amendment Agreement dated as of September 5, 2002, by and between Exall Resources Limited, Glimmer Resources, Inc. and Apollo Gold Corporation(2)
3.1	Letters Patent of the Registrant Brownlee Mines (1936) Limited from the Province of Ontario dated June 30, 1936; Certificate of Amendment of Articles of the Registrant effective July 20, 1972; Certificate of Amendment of Articles of the Registrant effective on November 28, 1975; Certificate of Amendment of Articles of the Registrant effective on August 14, 1978 (Change of name to J-Q Resources Inc.); Certificate of Articles of Amendment of the Registrant effective on July 15, 1983; Certificate of Articles of Amendment of the Registrant effective July 7, 1986; Certificate of Articles of Amendment of the Registrant effective August 6, 1987 (Change of name to International Pursuit Corporation); Certificate of Articles of Arrangement of the Registrant effective June 25, 2002 (Change of name to Apollo Gold Corporation); Certificate of Continuance filed May 28, 2003(2)
4.1	Sample Certificate of Common Shares of the Registrant(2)
4.2	See Exhibit 3.1(2)
4.3	Form of Convertible Secured Debenture dated March 20, 2002, by and among Registrant and certain investors(2)
4.4	Form of Special Warrant dated September 13, 2002, by and among Registrant and certain investors(2)
4.5	Registration Rights Agreement dated September 13, 2002 by and among Registrant and BMO Nesbitt Burns Inc., acting on behalf of and for the benefit of each of the holders(2)
4.6	Form of Special Warrants Purchase Agreement dated September 13, 2002, by and among Registrant and certain investors(2)
4.7	Form of Subscription and Renunciation Agreement dated November 21, 2002, by and among Registrant and certain investors(2)
4.8	Form of Unit Purchase Agreement dated December 23, 2002, by and among Registrant and certain investors(2)
4.9	Form of Warrant Agreement dated December 23, 2002, by and among Registrant and certain investors(2)
4.10	Registration Rights Agreement dated December 23, 2002, by and among Registrant and BMO Nesbitt Burns Inc., acting on behalf of and for the benefit of each of the holders(2)
4.11	Form of Subscription Agreement dated December 23, 2002, by and among Registrant and certain investors(2)

Exhibit
No.	Description
4.12	Form of Subscription Agreement dated September 26, 2003, by and among Registrant and certain investors(1)
4.13	Registration Rights Agreement dated September 26, 2003, by and among Registrant and BMO Nesbitt Burns Inc., acting on behalf of and for the benefit of each of the holders(1)
5.1	Opinion of Lackowicz, Shier & Hoffman
23.1	Consent of Lackowicz, Shier & Hoffman (Included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP

(1)	Incorporated by reference to the Registration Statement on Form S-1, dated October 20, 2003.

(2)	Incorporated by reference to the Registration Statement on Form 10 (File No. 001-31593).

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of that Act.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on July 13, 2005.

APOLLO GOLD CORPORATION
By:	/s/ R. David Russell
R. David Russell
President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

     We, the undersigned officers and directors of Apollo Gold Corporation, Inc., hereby severally constitute and appoint R. David Russell and Melvyn Williams, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. David Russell R. David Russell	President and Chief Executive Officer, and Director (Principal Executive Officer)	July 13, 2005
/s/ Charles E. Stott Charles E. Stott	Chairman of the Board of Directors	July 13, 2005
/s/ G. Michael Hobart G. Michael Hobart	Director	July 13, 2005
/s/ Richard P. Graff Richard P. Graff	Director	July 13, 2005

Signature	Title	Date

/s/ Melvyn Williams Melvyn Williams	Senior Vice President, Finance and Corporate Development, Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2005

EXHIBIT INDEX

Exhibit
No	Description
5.1	Opinion of Lackowicz, Shier & Hoffman
23.1	Consent of Lackowicz, Shier & Hoffman (Included in Exhibit 5.1)
23.2	Consent of Deloitte and Touche LLP